

October 28, 2014

Via E-mail
Brent Novak
Chief Financial Officer
Ixia
26601 West Agoura Road
Calabasas, CA 91302

> **Re:** **Ixia**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed June 23, 2014**
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2013**
> **Filed June 23, 2014**
> **File No. 000-31523**

Dear Mr. Novak:

We have reviewed your response letter dated October 15, 2014 and your additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements, page 126

Note 1. Description of Business, page 134

Revenue Recognition, page 138

Multiple Element Arrangements and Allocation of Value, page 139

1.   We note your response to prior comment 5. To assist investor understanding of your "bell-shaped curve approach" to vendor specific evidence of fair value, please revise future filings to provide further description of the situations in which this approach is utilized and also how the approach considers the variations in ranges.

Form 10-Q/A for the Quarterly Period Ended June 30, 2013

Note 14. Restatement, page 20

Quarterly financial statements as of and for the three and six months ended June 30, 2013, page 20

2.   We note your response to prior comment 6 and the statement that, "the Company has enhanced its accounting policies" as a result of the revenue recognition restatements. Please provide us with specific details of the enhancements made to your revenue recognition accounting policies as a result of the restatements. In this regard, please tell us how you have modified your accounting policy disclosures to reflect these changes.

        You may contact Kevin Kuhar, Senior Accountant, at (202) 551-3662 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.

                                        Sincerely,

                                        /s/Gary Todd for

                                        Brian Cascio
                                        Accounting Branch Chief